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                      BOSTON FINANCIAL TAX CREDIT FUND VIII,
                             A LIMITED PARTNERSHIP
                               101 Arch Street
                              Boston, MA 02110



                                                                 August 27, 1997

Dear Limited Partner:

    As you are by now aware, two unrelated bidders have made offers to purchase units representing units of limited partnership interests ("Units") of Boston Financial Tax Credit Fund VIII, A Limited Partnership (the "Partnership") and both bidders have recently revised such offers:

    (i) Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company ("Oldham"), has made an offer (the "Oldham Offer") to purchase Units for an increased cash purchase price of $925 per Unit. The Purchaser is an affiliate of Arch Street VIII Limited Partnership, the general partner of the Partnership (the "General Partner"), and

    (ii) Everest Tax Credit Investors, LLC, a California limited liability company, and Everest Tax Credit Investors II, LLC, a California limited liability company (together, "Everest"), has made an offer (the "Everest Offer") to purchase Units for an increased cash purchase price of $925 per Unit.

    Because the General Partner is affiliated with Oldham, the General Partner is expressing no opinion and are remaining neutral with respect to the Oldham Offer and the Everest Offer . Although the General Partner is not making a recommendation with respect to either offer, the General Partner believes that Limited Partners should carefully consider the following factors in making their own decision of whether to accept or reject the Oldham Offer or the Everest Offer:

- Oldham is an affiliate of the General Partner. The executive officers and directors of the managing member of Oldham also serve as the executive officers and directors of the General Partner. Therefore, the General Partner, subject to its fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership and its Limited Partners:

  - There may be a conflict of interest in responding to the Oldham Offer.

  - If Oldham is successful in acquiring a significant number of Units pursuant to the Oldham Offer, Oldham could be in a position to significantly influence all Partnership decisions on which Limited Partners may vote. This voting ability could prevent nontendering Limited Partners from taking action that they desired but Oldham and the General Partner opposed and
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    enable Oldham and the General Partner to take action desired by the
    Partnership but opposed by the nontendering Limited Partners.

  - There may also be a conflict of interest if Oldham's acquisition of Units has the effect of making any future change in the Partnership's current management by the General Partner more difficult.

- The Everest Offer is NOT net of transfer fees, which means that a Limited Partner who tenders to Everest will be required to pay a transfer fee of $10 per Unit transferred ($100 minimum).

- The Everest Offer is for a maximum of 1,825 Units, which is less than Oldham's maximum of 9,125 Units. It is a more likely possibility that Everest may not be able to accept all the Units tendered to it because proration, or rejection, of some tendered Units may occur at the lower maximum level established by Everest.

- Both offers will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership. Limited Partners who have a present or future need for the tax credits and/or tax losses from the Units may, however, prefer to retain their Units and not tender them pursuant to either offer.

- As stated by Oldham in the Oldham Offer, there may be a conflict of interest between Oldham's desire to purchase the Units at a low price and a Limited Partner's desire to sell its Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender. Furthermore, Limited Partners should be aware that a secondary market exists for the Units.

- The Partnership Agreement of the Partnership provides that no sale or transfer of Units may be made if such sale, when aggregated with all other transfers during the same year would result in both (i) the transfer of Units (excluding certain transfers permitted under the Partnership Agreement ("Permitted Transfers")) representing more than a 5% interest in Partnership capital or profits and (ii) the transfer of Units (excluding Permitted Transfers and transfers made through a "Matching Service" (as such term is used in Internal Revenue Service Notice 88-75)) representing more than a 2% interest in Partnership capital or profits (the "Safe Harbor Percentages"), unless the General Partner shall have received an opinion of counsel that such sale or transfer may be made without material adverse tax consequence to any partner of the Partnership. Since the Partnership has permitted transfers during taxable year 1997, Oldham has stated in its Offer that it will obtain an opinion of counsel that consummation of the Oldham Offer will not result in material adverse tax consequences to the Partnership's partners. Everest does not make a similar statement in its offer. However, in order to comply with the Partnership Agreement, if the Units acquired by Everest pursuant to the Everest Offer, when aggregated with all other transfers during 1997, would result in the Partnership exceeding the Safe Harbor Percentages, the General Partner will require that Everest obtain an opinion of counsel that consummation of the Everest offer will not result in adverse tax consequences to the partners.


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- LIMITED PARTNERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM
  THE UNITS SHOULD THEY TENDER PURSUANT TO THE  EITHER OFFER.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties. The Partnership has made no distributions to Limited Partners in the past, and there can be no assurance as to the timing, amount or occurrence of any future distributions.

- Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of both offers.

    Enclosed is a copy of the Partnership's amended Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the offers as amended to date. Limited Partners are advised to carefully read the amended
Schedule 14D-9.

    Please do not hesitate to call the Partnership at (800) 829-9213 (ext. 10) for assistance in any Partnership matter.

                             BOSTON FINANCIAL TAX CREDIT FUND
                             VIII, A LIMITED PARTNERSHIP


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